YSX Tech. Co., Ltd

March 3, 2026

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Nicholas Nalbantian

Re:	YSX Tech. Co., Ltd
Registration Statement on Form F-3, as amended
Initially filed on February 13, 2026
File No. 333-293464

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, YSX Tech. Co., Ltd hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3, be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on March 5, 2026, or as soon thereafter as practicable.

Very truly yours,

YSX Tech. Co., Ltd

By:	/s/ Jie Xiao
	Name:	Jie Xiao
	Title:	Chief Executive Director